Via EDGAR

February 22, 2012

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Chanticleer Holdings, Inc. – Form S-1 Pre-Effective Amendment Number 2

Ladies and Gentlemen:

On February 3, 2012, Chanticleer Holdings, Inc. (CIK #0001106838), filed pre-effective amendment number 2 to the Registration Statement on Form S-1 (No. 333-178307).

When this filing was made, it was filed with an incorrect file number. On behalf of Chanticleer Holdings, Inc., we respectfully request the withdrawal of this filing so that the pre-effective amendment may be re-filed with the correct file number, which will be done today.

If you have any questions regarding this matter or require additional information, please feel free to contact me at 704-366-5122.

Sincerely,

/s/ Michael D. Pruitt

Michael D. Pruitt

Chairman and CEO